[CPSI Letterhead]
February 23, 2007
VIA EDGAR AND FACSIMILE
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549
Attention: Stephen G. Krikorian

Re:	Computer Programs and Systems, Inc.
Form 10-K for Fiscal Year Ended December 31, 2005
Commission File No.: 0-49796
Dear Mr. Krikorian:
     This letter is being submitted in response to the comment letter dated January 25, 2007 (the “Comment Letter”) from the staff of the Securities and Exchange Commission (the “Commission”) addressed to J. Boyd Douglas, President and Chief Executive Officer of Computer Programs and Systems, Inc. (“CPSI” or the “Company”). This letter contains the Company’s responses to the Comment Letter. For your convenience, each comment is repeated below, followed by the Company’s response.
Form 10-K for the Year Ended December 31, 2005
Notes to Financial Statements
Revenue Recognition, page 49
1.	Refer to your response to comment 1 of our December 28, 2006 letter. Please explain your statement that the “initial wording in our revenue recognition disclosures stating that we use the completed contract method was not consistent with our actual accounting policies of recognizing revenue.” Please tell us what your “actual accounting policies” for revenue recognition for systems sales are and why the footnote disclosure in your previously filed audited financial statements specifically describes your accounting as complying with the completed contract method if that is not the case. Your response should provide sufficient detail so that we may understand the timing of customer payments, recognition of revenue and provision of products and services. In addition, please explain your responses to staff comments on April 30, 2002 and May 17, 2002 wherein you described your accounting for systems sales as following the completed

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contract model in the context of your recent statement that your actual accounting was inconsistent with the completed contract model.
Response: In our previous responses to Staff comments on April 30, 2002 and May 17, 2002, we described our accounting for systems sales as following the completed contract model. At that time, we felt the completed contract model description fit our revenue recognition practices as it relates to each individual module of a contract. For revenue recognition purposes, we account separately for each module included in a contract. Each module is priced separately and can be sold on a “stand alone basis”, and as the modules are installed and determined to be functioning properly, revenue for that module is recognized. We were applying the completed contract model as it related to the “completed module” and not to the contract as a whole.
Early in 2005, with the renewed focus on software revenue recognition and related disclosures, management embarked on the task of reviewing all of the Company’s revenue recognition policies and disclosures. Based on this review, we determined that we were properly recording revenue but that our description of our revenue recognition policy needed clarification. This review, along with a discussion with our new accounting firm, Grant Thornton LLP, prompted our change in the description of our revenue recognition policy. More specifically, we noted that the completed contract method did not appropriately describe our revenue recognition practices, as our product does not require significant customization, modification, or production upon delivery, which is the requirement in SOP 97-2 to qualify for contract accounting pursuant to SOP 81-1. Each of our contracts contain multiple elements that lend themselves to accounting treatment under various accounting literature which we now more appropriately describe in our financial statement disclosures (see intended disclosure in our response to question #2). While the description of our revenue recognition has been changed to more appropriately reflect our actual practice, there has been no change in the actual process the Company utilizes to recognize revenue or the amounts recorded as revenue.
System sales contracts typically consist of four separately identifiable elements: software license, installation and training, hardware, and system support and maintenance (post-contract support services or “PCS”). PCS is provided pursuant to a General Support Agreement under which the Company provides comprehensive system support and related services in exchange for a monthly fee based on services provided.
Criteria for Recognition of Software Revenue
The American Institute of Certified Public Accountants’ Statement of Position 97-2, Software Revenue Recognition, (“SOP 97-2”) provides guidance on when revenue should be recognized in the licensing, selling, or leasing of computer software. Paragraph 9 of SOP 97-2 states that, if an arrangement does not require significant production,

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February 23, 2007

modification, or customization of software, revenue should be recognized when all of the following criteria are met:
1.	Persuasive evidence of an arrangement exists
a.	CPSI and its customers sign a sales contract and the customers provide an upfront non-refundable 10% deposit evidencing existence of a sales arrangement. The 10% deposit is deferred until future hardware or services are delivered or provided.
2.	Delivery has occurred.
a.	CPSI recognizes revenue on hardware sales when the hardware is shipped to the customer. The hardware that CPSI sells consists of desktop computers, monitors, servers, and other peripherals. The hardware is purchased by CPSI from third party vendors and is not specialized or customized in any way that would limit the hardware to run only CPSI software. Title to the hardware is transferred to the customer upon shipment and the customer assumes all risks and rewards of ownership. Provisions of CPSI’s customer contracts do not provide for a right of return for hardware sales.

b.	CPSI’s installation contracts have durations of approximately 3-4 weeks from the time the installation team arrives on site to the time the installation is complete. CPSI recognizes revenue from license fees, installation, and training once the application (module) has been installed and is considered to be functioning properly.
3.	The vendor’s fee is fixed or determinable.
a.	CPSI’s contracts specifically provide a detail of sales prices for software, hardware, data conversion, installation and training, and expenses, which all come from a master price list that is reviewed and adjusted annually. SOP 97-2 states that vendors are required to establish the fair value of each element of a software arrangement in order to recognize revenue as each element is delivered.

b.	CPSI allows some of its customers to enter into payment plans. Per paragraph 28 of SOP 97-2, “any extended payment terms in a software licensing arrangement may indicate that the fee is not fixed or determinable. Further, if payment of a significant portion of the software licensing fee is not due... [within] twelve months of delivery, the licensing fee should be presumed not to be fixed or determinable.” However, this paragraph goes on to state that this presumption can be overcome by evidence that the vendor has a stand-alone practice of using long-term or installment contracts and a history of successfully collecting under the original payment terms without making concessions. Because CPSI has established the extending of payment terms as a business practice, coupled with the history of successful collections with no concessions, CPSI has satisfied the “fixed” provision of this requirement. In addition, the terms

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of the payment plans, including the dollar amount of the payment plan and the duration of the payment plan, have remained relatively consistent over the past 3 years. The dollar amount of the payment plan is dependent on the size of the system that the customer purchases. It is important to note there has not been a significant change, over the most recent three years, in the amounts the Company allows customers to finance with long-term payment plans, and the number of customers with extended payment terms is insignificant to overall revenues.
4.	Collectibility is probable.
a.	The Company structures its system contracts as follows: 10% due upon signing, 40% due upon commencement of training, and the remaining 50% once the system is operational. In addition, each contract states that maintenance can be terminated by the Company should any invoice become over 90 days old. This, coupled with the low amount of accounts receivable write-offs experienced historically, helps to demonstrate that collectibility is reasonably assured at the time revenue is recognized.
Arrangements Including Multiple Deliverables
Paragraph 10 of SOP 97-2 states that, “if an arrangement includes multiple elements, the fee should be allocated to the various elements based on vendor specific evidence of fair value, regardless of any separate prices stated within the contract for each element. Vendor-specific objective evidence of fair value is limited to the following: (1) the price charged when the same element is sold separately or (2) for an element not yet being sold separately, the price established by management who have the relevant authority; it must be probable that the price, once established, will not change before the separate introduction of the element into the marketplace.”
The system contracts at CPSI consist of two parts: (1) a system license and equipment purchase agreement and a (2) General Support Agreement (for PCS). If a customer purchases a system, they must enter into a General Support Agreement for at least one year. After the initial term of the General Support Agreement, the customer can renew the agreement. Some General Support Agreements contain a clause that an increase in the monthly PCS fee will be capped at the higher of 5% or the Consumer Price Index. Increases in monthly maintenance rates are determined by the executive officers of the Company, and this increase is across all hardware and software. Thus, the increase will affect each customer the same, assuming the customer does not have the rate cap clause.
While a system cannot be sold without a General Support Agreement, PCS can be “purchased separately” from the system through renewals. That is, when renewing the General Support Agreement, a new system need not be purchased. Thus, vendor specific objective evidence (“VSOE”) is obtained through this renewal process. Paragraph 57 of SOP 97-2 specifically states that “the fair value of the PCS should be determined by

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reference to the price the customer will be required to pay when it is sold separately (that is, the renewal rate). The portion of the fee allocated to PCS should be [deferred and] recognized as revenue ratably over the term of the PCS agreement, because the PCS services are assumed to be provided ratably.” The renewals of PCS are based on a set monthly amount per software module and hardware component. This monthly amount is consistent from contract to contract. Assuming that the customer wants to maintain the same level of PCS coverage, the renewed PCS fee will typically be the PCS fee specified in the maintenance agreement for the initial term plus a small percentage increase — which, as noted above, is typically capped at the higher of 5% or the Consumer Price Index.
SOP 98-9, Modification of SOP 97-2, Software Revenue Recognition, With Respect to Certain Transactions, amends the guidance provided in SOP 97-2 to require recognition of revenue in accordance with the “residual method” and specifically addresses the issue of having fair value for the undelivered elements but not for the delivered elements. Paragraph 5 of SOP 98-9 states that this SOP applies, “only to multiple-element arrangements in which (a) a software element or other delivered element is sold only in combination with one or more other elements that qualify for separate accounting pursuant to SOP 97-2, (b) VSOE does not exist for one or more the delivered elements, and (c) there is VSOE of the fair value of each of the undelivered elements” as determined pursuant to SOP 97-2.
The residual method states that the arrangement fee is recognized as follows: “the total fair value of the undelivered elements, as indicated by vendor specific objective evidence, is deferred, and the difference between the total arrangement fee and the amount deferred for the undelivered elements is recognized as revenue related to the delivered elements.” If the customer has the right to renew the PCS agreement at a rate comparable to the original PCS fees and history supports the fact that customers do actually renew PCS at that rate, VSOE for the undelivered element (PCS) has been established as the PCS cost in the initial contract closely resembling the cost of the renewal, and thus represents fair market value. The PCS rate specified in our contracts represents the fair value of PCS as it remains consistent during the renewal period and history indicates that PCS is renewed on a regular basis. However, VSOE for the software has not been established as this is never sold on its own. According to SOP 97-2, this would require the deferral of all revenue associated with the software. SOP 98-9 clarified this, and states that the difference between the total value of all elements, less the fair value of the undelivered elements (PCS in this case), equals the fair value of the delivered elements, and this amount can be recognized assuming that all other revenue recognition criteria in SOP 97-2 are met.
As documented above, the Company is frequently entering into arrangements that include both (1) software and software-related elements and (2) non-software elements.

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Accordingly, the Company goes through the following steps to determine the appropriate accounting treatment:
1.	The first step is to determine whether or not the arrangement contains software and software-related components that are more than incidental.
a.	As documented above, the arrangements contain software that is more than incidental, thus SOP 97-2 is applicable to these software elements.
2.	As the arrangements contain non-software deliverables (hardware and other equipment), the Company applies EITF 03-5 to the arrangement to determine whether the non-software deliverables are within the scope of SOP 97-2.
a.	Hardware sales for CPSI consist of desktop computers, monitors, servers, and other peripherals, none of which are specialized or customized in any way that would limit the hardware to run only CPSI software. Thus, the software component of the sales agreement is not considered to be essential to the functionality of the hardware. Accordingly, the hardware component of the sales agreement does not fall within the scope of SOP 97-2.
3.	Since the non-software deliverables are not within the scope of SOP 97-2, EITF 00-21 must be applied to determine if the non-software related deliverables constitute separate units of accounting from SOP 97-2. EITF 00-21 states, “the delivered item(s) should be considered a separate unit of accounting if all of the following criteria are met:
a.	“The delivered item(s) has value to the customer on a standalone basis. That item(s) has value on a standalone basis if it is sold separately by any vendor or the customer could resell the delivered item(s) on a standalone basis.”
i.	As documented above, hardware sales for CPSI consist of desktop computers, monitors, servers, and other peripherals, none of which are specialized or customized in any way that would limit its use. Additionally, the vendors from which CPSI purchases these items sell these same items to other customers. Accordingly, the delivered items appear to have value to the customer on a standalone basis.
b.	“There is objective and reliable evidence of the fair value of the undelivered item(s).”
i.	In the Company’s case, there is no objective and reliable evidence of the fair value of the software. As a result, the equipment does not qualify as a separate unit of accounting under EITF 00-21 and the revenue related to this equipment should be accounted for along with the undelivered element under SOP 97-2.
c.	“If the arrangement includes a general right of return relative to the delivered item, delivery or performance of the undelivered item(s) is considered probable and substantially in the control of the vendor.”

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i.	The Company’s customers are not explicitly offered a right of return. As a matter of practice, returns are accepted on a case by case basis, and rarely occur.
d.	Based on the analysis above, under EITF 00-21, the hardware does not qualify as a separate unit of accounting and as a result, the Company should account for the hardware by deferring the related revenue until the software revenue is recognized. However, for practical purposes, the Company accounts for the revenue relating to this element upon shipment under the guidance provided by SAB 104. This is done for ease in bookkeeping and based on the fact that the difference in revenue recognition for this hardware is immaterial under the two methods as there is only a short time period between when the equipment is shipped and the software is installed (usually three to four weeks). Accounting for the hardware under SOP 97-2 instead of SAB 104 would have resulted in a net decrease in revenue for the year ended December 31, 2005 of approximately $80,000 and a decrease in net income of approximately $15,000. Additionally, the Company has recognized revenue upon shipment since inception. Accordingly, from both an “iron curtain” and “rollover” perspective, the impact of not deferring this revenue has been, and continues to be, immaterial.
2.	We note from your response to comment 1 of our December 28, 2006 letter that you intend to revise your revenue recognition disclosures within MD&A for consistency with the revenue recognition accounting policy included in your audited footnotes. In addition, you should consider clarifying your revenue recognition footnote in order to identify the specific accounting literature applicable to each of your three revenue sources. That is, your current presentation provides a recitation of general accounting guidance but does not clearly illustrate how the different recognition models are applied to your specific arrangements. In addition, address how EITF 00-21 is used when an arrangement contains elements that are within the scope of different literature. Please provide us with disclosures reflecting your intended changes.

Response: In accordance with the Staff’s request, we intend to clarify the financial statement footnote disclosure regarding revenue recognition that will appear in our Form 10-K for the year ended December 31, 2006 as follows:

Revenue Recognition
The Company’s revenue is generated from three sources:
•	the sale of information systems, which includes software, conversion and installation services, hardware, peripherals, forms and supplies.

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•	the provision of system support services, which includes software application support, hardware maintenance, continuing education, application service provider (“ASP”) products, and internet service provider (“ISP”) products.

•	the provision of outsourcing services, which includes electronic billing, statement processing, payroll processing and business office outsourcing.
Depending upon the terms of the contract, revenue is recognized in accordance with SEC Staff Accounting Bulletin (“SAB”) No. 101, Revenue Recognition in Financial Statements, as amended by SAB No. 104, Revenue Recognition, and the American Institute of Certified Public Accountants Statement of Position (“SOP”) 97-2, Software Revenue Recognition, which states that revenue should be recognized when persuasive evidence of an arrangement exists, the product or service has been delivered, fees and prices are fixed and determinable, collectibility is probable, and when all other significant obligations have been fulfilled. Subsequent to the issuance of SOP 97-2, the Emerging Issues Task Force (“EITF”) has also provided revenue recognition guidance that can affect some software arrangements, including EITF Issue 00-3, Application of AICPA Statement of Position 97-2 to Arrangement That Include the Right to Use Software Stored on Another Entities Hardware, EITF Issue 00-21, Revenue Arrangements with Multiple Deliverables, and EITF Issue 03-5, Applicability of AICPA Statement of Position 97-2 to Non-Software Deliverables in an Arrangement Containing More-Than-Incidental Software.
License revenue in connection with license agreements for proprietary software is recognized upon delivery of the software, providing collection is considered probable, the fee is fixed or determinable, there is evidence of an arrangement, and vendor specific objective evidence (“VSOE”) exists with respect to any undelivered elements of the arrangement. For multiple-element arrangements, the Company recognizes revenue under the residual method as permitted by SOP 98-9, Modification of SOP 97-2, Software Revenue Recognition, with Respect to Certain Transactions, whereby (1) the total fair value of the undelivered elements, as indicated by VSOE, is deferred and subsequently recognized in accordance with SOP 97-2 and (2) the difference between the total arrangement fee and the amount deferred for the undelivered elements is recognized as revenue related to the delivered elements.
Revenue derived from maintenance contracts primarily includes revenue from software application support, hardware maintenance, continuing education and related services. Maintenance contracts are typically sold for a separate fee with initial contract periods ranging from one to seven years, with renewal for additional periods thereafter. Maintenance revenue is recognized ratably over the term of the maintenance agreement. In situations where all or a portion of the maintenance fee is bundled with the license fee, VSOE for maintenance is determined based on prices when sold separately via renewals.

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Revenue derived from the sale of hardware consists primarily of desktop computers, monitors, servers, and other peripherals, none of which are specialized or customized in any way that would limit the hardware to run only the Company’s software. Thus, the software component of the system sales agreement is not essential to the functionality of the hardware. Accordingly, the Company accounts for hardware in accordance with SAB No.104. Under SAB No. 104, revenue is recognized provided that persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the fee is fixed or determinable, and collectibility is reasonably assured. For hardware, delivery is considered to have occurred upon shipment provided that risk of loss has been transferred to the customer.
The Company accounts for ASP contracts in accordance with the EITF 00-3, Application of AICPA Statement of Position 97-2 to Arrangements That Include the Right to Use Software Stored on Another Entity’s Hardware. EITF 00-3 states that the software element of ASP services is covered by SOP 97-2 only “if the customer has the contractual right to take possession of the software at any time during the hosting period without significant penalty and it is feasible for the customer to either run the software on its own hardware or contract with another party related to the vendor to host the software.” Each ASP contract includes a system purchase and buyout clause, and this clause specifies the total amount of the system buyout. In addition, a clause is included which states that should the system be bought out by the customer, the customer would be required to enter into a general support agreement (for post-contract support services) for the remainder of the original ASP term. Accordingly, the Company has concluded that ASP customers do not have the right to take possession of the system without significant penalty (i.e. the purchase price of the system), and thus ASP revenue of CPSI does not fall within the scope of SOP 97-2. CPSI generates invoices for ASP during the month in which services are provided. In accordance with SAB No.104, revenue is recognized at the time of invoicing.
Revenue for ISP and outsourcing services are recognized in the period in which the services are performed.
In accordance with the Staff’s request, we intend to clarify our MD&A disclosure regarding revenue and cost of sales that will appear in our Form 10-K for the year ended December 31, 2006 as follows:
Revenue
The Company recognizes its multiple element arrangements, including software and software-related services, using the residual method under SOP 97-2, Software Revenue Recognition, as amended by SOP 98-4, SOP 98-9 and clarified by Staff Accounting Bulletin (“SAB”) 101, Revenue Recognition in Financial Statements as amended by SAB 104, Revenue Recognition. Revenue from general support

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agreements for post-contract support services (support and maintenance) is recognized by the Company ratably over the term of the agreement.
System Sales. Revenues from system sales are derived from the sale of information systems (including software, conversion and installation services, hardware, peripherals, forms and office supplies) to new customers and from the sale of new or additional products to existing customers. We do not record revenue upon the execution of a sales contract. Upon the execution of a contract to purchase a system from us, each customer pays a non-refundable 10% deposit that is recorded as deferred revenue. The customer pays 40% of the purchase price for the software and the related installation, training and conversion when we install the system and commence on-site training at the customer’s facility, which is likewise recorded as deferred revenue. When the system begins operating in a live environment, the remaining 50% of the system purchase price for each module that has been installed is payable. Revenue from the sale of the software perpetual license and the system installation and training is recognized on a module by module basis after the installation and training have been completed and the system is functioning as designed for each individual module. Revenue from the sale of hardware is recognized upon shipment of the hardware to the customer.
Support and Maintenance. We also derive revenues from the provision of system support services, including software application support, hardware maintenance, continuing education and related services. Support services are provided pursuant to a support agreement under which we provide comprehensive system support and related services in exchange for a monthly fee based on the services provided. The initial term of these contracts ranges from one to seven years, with a typical duration of five years. Upon expiration of the initial term, these contracts renew automatically on a year-to-year basis thereafter until terminated. Revenues from support services are recognized in the month when these services are performed.
We provide our products to some customers as an application service provider, or “ASP.” We provide ASP services on a remote access basis by storing and maintaining servers at our headquarters which contain customers’ patient and administrative data. These customers then access this data remotely in exchange for a monthly fee. In addition, as part of our total information solution, we serve as an Internet service provider, or “ISP,” for some of our customers for a monthly fee. We also provide web-site design and hosting services if needed. Revenues from our ASP and ISP services are recognized in the month when these services are performed.
Outsourcing Revenues. We began offering outsourcing services in January 1999. Our outsourcing services include electronic billing, statement processing, payroll processing and business office outsourcing (primarily accounts receivable management). Most of these outsourcing services are sold pursuant to one year

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customer agreements, with automatic one year renewals until terminated. Revenues from outsourcing services are recognized when these services are performed.
Costs of Sales
System Sales. The principal costs associated with the design, development, sale and installation of our systems are employee salaries, benefits, travel expenses and certain other overhead expenses. These costs are expensed as incurred. For the sale of equipment, we incur costs to acquire these products from the respective distributors or manufacturers. The costs related to the acquisition of equipment are capitalized into inventory and expensed upon the sale of the equipment utilizing the average cost method.
Support and Maintenance. The principal costs associated with our system support and maintenance services are employee salaries, benefits and certain other overhead expenses. Costs are expensed as incurred.
We have the same employee groups providing both system installations and support and maintenance services. Salary related expenses are allocated between cost of system sales and cost of support and maintenance services based upon an estimate of the percentage of time employees spend performing each function.
Outsourcing. The principal cost related to our statement outsourcing is postage. The principal costs related to our electronic billing outsourcing are employee related expenses, such as salaries and benefits, and long distance telecommunication fees. Supplies and forms represent an additional cost associated with our outsourcing services. Costs are expensed as incurred.
In response to your specific inquiry of how EITF 00-21 is used when an arrangement contains elements that are within the scopes of different literature, please see our response to comment number 1 in this letter.
3.	We understand from your response to comment 2 of our December 28, 2006 letter that you are not contractually obligated to provide two software updates each year. We note, however, that you have historically done so on a voluntary basis and that your communications may have been of a type to create expectations, from a customer’s point of view, about the frequency of future upgrades. Tell us how you have considered whether your established business practice of providing two major software updates each year, in combination with communications about the number of upgrades that would be provided each year, may have created an implied upgrade right that should be accounted for as a separate element of the arrangement. Indicate whether these upgrades are typically provided at the same time every year and provide a thorough analysis of your historical practices and communications with customers and your consideration of whether, through the actions and communications of the Company or its representatives,

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your customers may have made purchasing decisions based on expectations that included implied upgrade rights.
Response: We have considered our established business practices and communications with our customers with respect to creating an implied upgrade right. In this analysis, we determined that there is not a contractual obligation to provide updates. Our General Support Agreements with customers specifically state that upgrades are provided on a when and if available basis. We have never provided an upgrade to a customer that was not under our support agreement. The wording on our website does not create an implied right to upgrades, but we do agree to clarify the wording to remove any ambiguity. The website refers to a guarantee of non-obsolescence and is intended to convey our commitment to provide solutions to their information needs for the years to come. The marketing area of our website has not been updated in several years and does refer to two updates per year. During that period of time, we were averaging two updates a year on a when and if available basis. As reflected in the attached schedule, the number and dates of the releases varied each year based on whether and when a release was available. The changes to our website will substantially be as follows:
“One of the unique features of CPSI’s comprehensive support services is our commitment to keeping the CPSI System in tune with the changing information technology needs of our clients. By providing our clients with software and technology solutions that meet their information system needs, now and in the years to come, CPSI provides protection against system obsolescence and maximizes the benefit our clients receive from the investment in the CPSI System. To accomplish this, CPSI provides our clients on general support agreements with software updates as they become available and invests substantially in the research and development of new applications software and improved technology solutions.
Through CPSI’s system enhancement program, the software applications that comprise the CPSI System are continually reviewed and updated with the resulting improvements included in the numbered releases available to all customers through the CPSI General Support Agreement. Regular system enhancements ensure our clients that their information system is kept abreast of the latest changes in the healthcare industry for both operational and governmental requirements. Virtually all enhancement suggestions come from our customers and are prioritized by our customers through participation in regional and national User Group meetings.”
Attached is a schedule detailing our software releases for the last 15 years. As can be seen in the schedule, we have changed our naming scheme three times during the 15-year span. We initially referred to the release as the season of the year such as “Spring Release 1997”. Beginning in 1998 we began referring to the release by the year and sequence number such as “98-1”. Finally, we switched our naming scheme to a version number when we released Version 14 in 2006. As the table reflects, we have had two releases per

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year on 9 occasions, one release per year on 5 occasions and we did not have a release in 2005. Also, you will note that the release dates vary each year based on when the release is available for distribution.
We do not believe our communications with our customers are anything contrary to a “when and if available” basis and our contracts and historical practices also communicate the same position. At the time of sale, we communicate to new customers that they will receive all upgrades to our applications as they become available. Only those customers under our General Support Agreement are entitled to the updates when they are available. We have never updated a client’s system if they were not under such a maintenance contract.
     In connection with the foregoing response to the Commission’s comments, the Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     If you have any questions or comments regarding this response, please call the undersigned at (251) 662-4012. Thank you very much for your attention to this matter.
Very truly yours,
/s/ M. Stephen Walker
M. Stephen Walker
Vice President — Finance and
   Chief Financial Officer

cc:	Tamara Tangen
J. Boyd Douglas
Gregory S. Curran, Esq.
Timothy W. Gregg, Esq.

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CPSI Major Software Releases since 1993

Release Name/Year:		Date Mass shipped:

Winter Release	1992	05/01/1992
Fall Release	1992	09/01/1992
Winter Release	1993	04/01/1993
Fall Release	1993	07/12/1993
Winter Release	1994	03/01/1994
Fall Release	1994	09/01/1994
Spring Release	1995	05/01/1995
Fall Release	1995	11/01/1995
Spring Release	1996	05/01/1996
Fall Release	1996	10/01/1996
Spring Release	1997	03/01/1997
98-1	1998	03/01/1998
99-1	1999	02/01/1999
99-2	1999	11/01/1999
00-1	2000	05/01/2000
01-1	2001	03/01/2001
01-2	2001	01/01/2002
02-1	2002	06/01/2002
03-1	2003	01/22/2003
03-2	2003	07/02/2003
04-1	2004	03/01/2004
04-2	2004	10/28/2004
Version 14	2006	10/01/2006